

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

John Mercadante
Chief Executive Officer
Transportation and Logistics Systems, Inc.
5500 Military Trail, Suite 22-357
Jupiter, FL 33458

> **Re: Transportation and Logistics Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 1, 2020**
> **File No. 333-251059**

Dear Mr. Mercadante:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 1, 2020

Cover Page

1. We note you disclose that your common stock is quoted on the OTC Pink Tier of the OTC Markets and that the selling stockholders will determine the price at which they may sell the shares. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Incorporation by Reference of Certain Documents, page 1

2.   Please tell us why you are eligible to incorporate by reference. It appears that you are a registrant for an offering of penny stock. Please refer to General Instruction VII.D.1(c) of Form S-1. Alternatively, revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

Description of the Private Placement
Triggering Events, page 21

3.   We note you disclose that 133,336,082 shares of common stock are issuable upon the conversion of 49,977 shares of outstanding Series E Convertible Preferred Stock assuming a Triggering Event has occurred and is continuing. We also note you disclose that unless a Triggering Event has occurred and is continuing, only 47,977,000 shares of common stock are issuable upon conversion of the outstanding Series E Convertible Preferred Stock. Please clarify how you intend to notify shareholders as to the occurrence and continuation of a Triggering Event.

Legal Matters, page 35

4.   We note you disclose that the validity of the securities has been passed upon by Flangas Law Group. Please update your exhibit index to include counsel's legal opinion and file such counsel's opinion and consent as an exhibit. Refer to Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Seth A. Akabas, Esq.